Exhibit 10.2

[Jazz Pharmaceuticals Letterhead]
July 30, 2025

Renee Gala
Address on File
Re:    CEO Employment Agreement
Dear Renee,
This letter agreement (“Agreement”) memorializes the terms and conditions of your promotion to the position of President and Chief Executive Officer (“CEO”) of Jazz Pharmaceuticals. This Agreement will be effective as of August 11, 2025 (the "Effective Date").
1.Employment Duties and Board Position; Best Efforts; Work Location.
(a)    Employment Duties and Board Position. You will serve as the President and CEO of Jazz Pharmaceuticals, Inc. (the “Company”), the Company’s parent entity, Jazz Pharmaceuticals plc (“PLC”), and of PLC’s other subsidiary entities (collectively, the “Jazz Group”). You will report to the Board of Directors of PLC (the “Board”), and you will perform all duties and accept all responsibilities incident to such position as may be reasonably assigned to you. You will also be appointed and serve as a Director on the Board.
(b)    Best Efforts. During your employment, you will devote your best efforts and full time and attention to promote the business and affairs of the Company and the Jazz Group, and you may be engaged in other business activities only to the extent you have received the prior written consent of the Board and such activities do not materially interfere or conflict with your obligations hereunder. The foregoing shall not be construed as preventing you from (i) serving on civic, educational, philanthropic or charitable boards or committees, (ii) managing personal investments, or (iii) serving in the position included on Schedule A attached hereto, in each case, so long as such activities are permitted under the global Code of Conduct and applicable employment policies.
(c)    Working Location; Business Travel. The Company has a flexible work location policy, Jazz Remix, which permits employees to work remotely, as well as within corporate offices, as appropriate for their job duties. Accordingly, you will have flexibility to work from your home and will also be expected to work from the corporate offices of the Jazz Group as appropriate for satisfactory completion of your duties. You will also be expected to travel for business in the course of performing your duties.
2.Compensation and Benefits.
(a)    Base Salary. From the Effective Date, your base salary shall be increased to an annualized rate of $1,200,000.00 USD, payable in accordance with the regular payroll practices of the Company (“Base Salary”). Your Base Salary shall be reviewed annually by the Board and may be adjusted from time to time as the Board deems appropriate, provided that your Base Salary will not be decreased by more than ten percent (10%) without your consent, unless such reduction is made in connection with a Base Salary reduction which generally affects all executive level employees of the Company.
(b)    Annual Bonus. Pursuant to the Jazz Pharmaceuticals Global Cash Bonus Plan, you will be eligible for consideration of an annual bonus, and in this position, your annual bonus target will be one hundred ten percent (110%) of your annual base salary rate, starting with your 2025 annual bonus which, for the sake of clarity, will not be pro-rated based on your start date as CEO during the 2025 calendar year. Your annual bonus target shall be reviewed annually by the Board and may be adjusted from time to time as the Board deems appropriate, provided that your annual bonus target will not be decreased by more than ten percent (10%) without your consent, unless such reduction is made in connection with an annual bonus target reduction which generally affects all executive level employees of the Company. The amount of your bonus is determined at the discretion of the Board and takes into consideration various factors, including Company and individual performance. Bonuses are not guaranteed, and whether there will be a bonus in any year, and the amount of any bonus, is within the discretion of the Board.
(c)    Equity Compensation. In connection with your promotion, you will receive a one-time equity award with a total grant value of $6,500,000, which will consist of the following: (a) 67% of the equity award will be in the form of Performance Stock Units (“PSUs”); and (b) 33% will be in the form of Restricted Stock Units (“RSUs”). This equity award will give you a right to receive PLC ordinary shares at a future date, subject to the terms and conditions of the Jazz Pharmaceuticals plc 2011 Equity Incentive Plan, and the terms and conditions of the applicable award agreements. Your PSUs will vest based on achievement of the financial and strategic goals previously established by the Compensation & Management Development Committee (the “Compensation Committee”) for the 2025 - 2027 performance period. Your RSUs will vest in four equal annual installments, subject to your continued employment through each vesting date.
Your PSUs and RSUs will be granted on the second trading day following the filing date of the Company’s quarterly report filed with the U.S. Securities and Exchange Commission for the second quarter of 2025. Each of your new PSUs and RSUs will be converted from the dollar value shown above to a number of units based on the average closing price of PLC common shares for the 30-day period ending the day prior to the grant date.
As part of the annual compensation review, you will be eligible to receive annual equity awards subject to approval by the Board.
(d)    Benefits. You will be eligible to participate in such health and other group insurance and other employee benefit plans and programs of the Company as in effect from time to time, in each case, which are generally made available to other similarly situated executive officers of the Company. Your participation will be subject to the terms of the applicable plan documents and generally applicable Company policies. The Company reserves the right to amend or terminate any employee benefit plan, program and policy in its discretion at any time.
(e)    Paid Time Off. You will be entitled to paid time off in accordance with applicable policies governing paid time off, including Company holidays, vacation, and paid sick time, as may be in effect from time to time.
3.Employment Termination.
(a)    At-Will Employment. Your employment relationship with the Company is at-will. This means that you will have the right to terminate your employment relationship with the Company at any time. Similarly, the Company will have the right to terminate its employment relationship with you at any time, with or without Cause (defined below). As discussed below, you may be entitled to certain severance benefits in the event of a qualifying termination of employment.
(b)    Severance Benefits for Involuntary Termination other than for Cause. If your employment is terminated by the Company other than for Cause (excluding due to death or Disability) (the “Involuntary Termination”), in addition to any amounts by which you are entitled by law, you will be entitled to the following severance benefits (the “Severance Benefits for Involuntary Termination”):
(A)    Base Salary Severance Payment: A cash severance payment equal to eighteen (18) months of your Base Salary.
(B)    Bonus Severance Payment: If you have been employed with the Company or another Affiliate (defined below) through at least January 31 of the calendar year in which the Involuntary Termination occurs, an amount equal to (A) your target bonus for such calendar year, multiplied by (B) a ratio, the numerator of which is the number of calendar days that you were employed by the Company or an Affiliate during such calendar year and the denominator of which is the total number of calendar days in such calendar year. In addition, if the date of Involuntary Termination occurs in the first quarter of the calendar year and such date is prior to the scheduled payment date for previous year annual bonus(es), you will receive payment of the annual bonus for such previous calendar year at the target amount.
(C)    COBRA Payments: Provided that (i) you are eligible to continue coverage under a health, dental or vision insurance plan sponsored by the Company or an Affiliate upon the Involuntary Termination pursuant to COBRA, and (ii) you make an election to continue such coverage pursuant to COBRA within the time period prescribed under COBRA, then you shall be entitled to payment by the Company (on your behalf directly to the COBRA provider) of all of the applicable COBRA premiums for such health, dental or vision insurance plan coverage from the date of the Involuntary Termination through the earliest of (i) a period of eighteen (18) months following such date, (ii) your death or (iii) the effective date of your coverage by a health, dental or vision insurance plan of a subsequent employer (such period from the date of the Involuntary Termination through the earliest of (i) through (iii), the “COBRA Payment Period”), with such coverage counted as coverage pursuant to COBRA. Such COBRA premium payments shall be inclusive of premiums for your eligible dependents for such health, dental or vision insurance plan coverage as in effect immediately prior to the date of the Involuntary Termination, provided that such dependents continue to be eligible for such coverage during the COBRA Payment Period.
(D)    Outplacement Services: Following the Involuntary Termination, the Company shall provide you with outplacement services through an agency selected by the Company in its sole discretion and commensurate with your position until the earlier of (i) the date eighteen (18) months following the Involuntary Termination and (ii) your acceptance of an offer of full-time employment from a subsequent employer.
(E)    Continued Equity Vesting: You will be eligible for continued vesting of outstanding RSUs and PSUs to the extent such awards were granted to you at least twelve (12) months prior to the date of the Involuntary Termination, as follows:
(i)    Unvested RSUs will continue to vest on each vesting date(s) scheduled to occur (pursuant to the original vesting schedule under which such RSUs were granted, as provided in the grant notice evidencing such RSUs) during the twelve (12) month period following the Involuntary Termination; and
(ii)    Unvested PSUs that are subject to vesting based on the achievement of performance goals during a performance period that is scheduled to end during the twelve (12) month period following the Involuntary Termination will vest on the Certification Date (as defined below) in an amount, if any, equal to (a) the number of such PSUs that are otherwise eligible to vest based on actual performance measured against the performance goals for the applicable performance period, as certified by the Compensation Committee (pursuant to the original vesting terms under which such PSUs were granted, as provided in the grant notice evidencing such PSUs) (the date of such certification, the “Certification Date”), multiplied by (b) a ratio, the numerator of which is the number of calendar days during the performance period for such PSUs that had elapsed prior to the Involuntary Termination and the denominator of which is the total number of calendar days in such performance period, with the resulting number rounded up to the nearest whole PSU; provided, however, that if such PSUs were granted to you after the standard grant date for such PSUs, then for purposes of the foregoing ratio, the term “performance period” will mean the period commencing on the date such PSUs were granted to you and ending on the last day of the performance period.
Notwithstanding the foregoing, the Severance Benefits for Involuntary Termination shall be conditioned upon your continued compliance with your obligations under your Employee Confidential Information and Inventions Agreement (discussed below) and your execution and nonrevocation of a general release of all known and unknown claims in favor of the Company, PLC, the other entities in the Jazz Group, and related parties, in a form provided by the Company which may be incorporated into a separation agreement at the Company’s election (“Release”). Provided the Release is effective, the cash severance payments set forth in Sections 3(b)(A) and (B) shall be paid in a lump sum within 60 days following the Termination Date.
For purposes of this Section 3(b), “Cause” is defined as means the occurrence of any one or more of the following: (i) your unauthorized use or disclosure of the confidential information or trade secrets of the Company or an Affiliate which use or disclosure causes or could cause material harm to the Company or an Affiliate; (ii) your material breach of any written agreement between you and the Company or an Affiliate, or your material violation of any statutory duty owed to the Company or an Affiliate; (iii) your material failure to comply with the written policies or rules of the Company or an Affiliate; (iv) your conviction of, or plea of “guilty” or “no contest” to, any crime involving fraud or dishonesty under the laws of any jurisdiction; (v) your gross misconduct, including but not limited to attempted or actual commission of, participation or cooperation in, fraud or act of dishonesty against the Company or an Affiliate; (vi) your continuing failure to perform assigned duties after receiving notification of the failure from the Board or its designee; or (vii) your failure to reasonably cooperate in good faith with a governmental or internal investigation of the Company or any of its Affiliates, directors, officers or employees, if your cooperation has been requested by the Board or its designee. “Affiliate” is defined as any corporate entity within the Jazz Group.
(c)    Change in Control Termination. You shall continue to be considered a “Participant” in the Jazz Pharmaceuticals plc Amended & Restated Executive Change in Control and Severance Benefit Plan (the “Change in Control Plan”), and if you are subject to a Covered Termination (as defined in and pursuant to the terms of the Change in Control Plan), you shall be eligible for either (i) the severance benefits as provided thereunder, or (ii) the severance benefits provided in Section 3(b) of this Agreement, in each case, whichever of clause (i) or (ii) provides greater value to you. The Change in Control Plan may be amended from time to time, and in the event that it is terminated and no successor plan is implemented, your entitlement to severance benefits (if any) shall be pursuant to this Agreement.
(d)    Resignation of Positions. Upon your termination of employment with the Company for any reason, you will be automatically deemed to have resigned, as of the Termination Date, from all positions and offices you then hold within the Jazz Group, including as an officer and director of the Company and PLC. If requested, you shall execute all documents necessary to effectuate same, which may include letters of resignation.
(e)    Cooperation. Following the termination of your employment with the Company for any reason, you will reasonably cooperate with the Company and other entities within the Jazz Group upon request of the Board, including being reasonably available to the Company (taking into account your other business endeavors) with respect to matters arising out of your services, including, in connection with any legal proceeding, providing testimony and affidavits; provided, that, the Company shall make reasonable efforts to minimize disruption of your other activities. The Company shall reimburse you for reasonable expenses incurred in connection with such cooperation.
4.Employee Confidential Information and Inventions Agreement.

Your previously signed Employee Confidential Information and Inventions Agreement shall remain in effect.
5.Section 409A.
(a)    To the extent applicable, it is intended that this Agreement (including all amendments hereto, if any) either meets the requirements for exclusion from coverage under Section 409A, or alternatively complies with the requirements of Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code (defined below) do not apply to you. This Agreement shall be interpreted and administered in a manner consistent with this intent.
(b)    To the extent required so that payments under this Agreement that are payable upon termination of employment are exempt from or compliant with Section 409A, such amounts shall only be payable if such termination also constitutes a "separation from service," within the meaning of Section 409A, from the Company and its affiliates. If you are deemed on the date of your separation from service to be a "specified employee" (within the meaning of Section 409A(a)(2)(B) of the Code) of the Company, then, notwithstanding any other provision herein, with regard to any payment that is "nonqualified deferred compensation" subject to Section 409A and that is payable on account of your "separation from service," such payment shall not be made prior to the earlier of (i) the expiration of six (6) months following the date of your separation from service, and (ii) the date of your death, following which all payments so delayed shall be paid to you in a lump sum without interest.
(c)    All taxable reimbursements of business or other expenses or in-kind benefits provided for under this Agreement that are subject to Section 409A shall be subject to the following conditions where applicable: (i) the expenses eligible for reimbursement or the in-kind benefits to be provided in one taxable year shall not affect the expenses eligible for reimbursement or the in-kind benefits to be provided in any other taxable year; (ii) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (iii) the right to reimbursement or in-kind benefit shall not be subject to liquidation or exchange for another benefit.
(d)    In applying Section 409A to amounts paid pursuant to this Agreement, each payment shall be treated as a separate payment and any right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. Whenever a payment under this Agreement specifies a payment period within a specified number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company. If the consideration and revocation period for the Release spans two taxable years and any amount hereunder is “nonqualified deferred compensation” subject to Section 409A and payable on account of your separation from service, such payment shall not be made or commence until the second taxable year.
6.Section 280G.
(a)    If any payment or benefit (including payments and benefits pursuant to this Agreement) that you would receive in connection with a Change in Control (as defined in the Change in Control Plan) from the Company or otherwise (“Transaction Payment”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”); and (b) the net after-tax benefit that you would receive by reducing the Transaction Payments to three times the “base amount,” as defined in Section 280G(b)(3) of the Code, (the “Parachute Threshold”) is greater than the net after-tax benefit you would receive if the full amount of the Transaction Payments were paid to you, then the Transaction Payments payable to you shall be reduced (but not below zero) so that the Transaction Payments due to you do not exceed the amount of the Parachute Threshold.
(b)    Unless you and the Company otherwise agree in writing, any determination required under this section shall be made in writing by the Company’s independent public accountants (the “Accountants”),

whose determination shall be conclusive and binding upon you and the Company for all purposes. The Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Accountants shall provide detailed supporting calculations to the Company and you as requested by the Company or you at least thirty (30) days prior to the date the excise tax imposed by Section 4999 of the Code (including any interest, penalties or additions to tax relating thereto) is required to be paid by you or withheld by the Company. You and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this section as well as any costs incurred by you with the Accountants for tax planning under Sections 280G and 4999 of the Code.
(c)    The Company hereby agrees that, for purposes of determining whether any Transaction Payment would be subject to the excise tax under Section 4999 of the Code, any non-competition restrictive covenant which you may be subject to shall be treated as an agreement for the performance of personal services. The Company hereby agrees to indemnify, defend, and hold you harmless from and against any adverse impact, tax, penalty, or excise tax resulting from the Company or Accountants’ attribution of a value to any non-competition restrictive covenant applicable to you that is less than the total compensation amount disclosed under Item 402(c) of Securities and Exchange Commission Regulation S-K in the immediately preceding year of the event that triggers the excise tax, to the extent the use of such lesser amount results in a larger excise tax under Section 4999 of the Code than you would have been subject to had the Company or Accountants attributed a value to any applicable non-competition restrictive covenant that is at least equal to the total compensation amount disclosed under Item 402(c) of Securities and Exchange Commission Regulation S-K for such year.
7.Miscellaneous.
(a)    This Agreement shall be governed by and construed and enforced in accordance with the procedural and substantive laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws provisions that would result in the application of the laws of another jurisdiction. The litigation of any disputes arising out of this Agreement shall take place in the appropriate federal or state court located in Philadelphia County, Pennsylvania. Each of you and the Company hereby consent to service of process, and to be sued in the Commonwealth of Philadelphia and consent to the exclusive jurisdiction of the courts of the state courts located in Philadelphia County, Pennsylvania and the United States District Court for the Eastern District of Pennsylvania, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of their obligations hereunder or with respect to the transactions contemplated hereby, and expressly waive any and all objections they may have to venue in such courts.
(b)    All amounts paid to you under this Agreement during or following your employment shall be subject to withholding and other employment taxes imposed by applicable law, and the Company shall withhold from any payments under this Agreement all federal, state and local taxes as the Company is required to withhold pursuant to any law or governmental rule or regulation. You shall be solely responsible for the payment of all taxes imposed on you relating to the payment or provision of any amounts or benefits hereunder.
(c)    This Agreement may be executed electronically (including via DocuSign), by .pdf and/or facsimile signatures in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.
(d)    From and after the Effective Date, this Agreement, your Employee Confidential Information and Inventions Agreement, and the Indemnification Agreement to be provided to you, constitutes the entire agreement on the subject matters hereof, and supersedes all other representations, agreements and understandings (including any prior course of dealings), both written and oral, between you and the Company, PLC, or any other entity within the Jazz Group, with respect to the subject matters hereof.
(e)    This Agreement and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by you and the Company. This Agreement and your rights and obligations hereunder, may not be assigned by you, and any purported assignment by you in violation hereof shall be null and void. The Company is authorized to assign this Agreement to a successor to substantially all of its assets or business. Nothing in this Agreement shall confer upon any person not a party hereof, or the legal representatives of such person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, except the personal representative of the deceased. This Agreement shall inure to the benefit of, and be binding on, the successors and assigns of each of the parties, including, without limitation, your heirs and the personal representatives of your estate and any successor to all or substantially all of the business and/or assets of the Company.
(f)    No remedy conferred upon a party by this Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to any other remedy given under this Agreement or now or hereafter existing at law or in equity. Except as explicitly provided herein, no delay or omission by a party in exercising any right, remedy or power under this Agreement or existing at law or in equity shall be construed as a waiver thereof, and any such right, remedy or power may be exercised by such party from time to time and as often as may be deemed expedient or necessary by such party in its sole discretion.
(g)    This Agreement and the compensation payable hereunder shall be subject to the Jazz Pharmaceuticals PLC Incentive Compensation Recoupment Policy, and any other applicable clawback or recoupment policies, share trading policies, and other policies that may be implemented by the Board from time to time with respect to officers of the Company.
(h)    Any notices required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be deemed to have been given when hand delivered, when emailed, or when mailed by registered or certified mail if to the Company, to the Chairman of the Board, with a copy to the Chief Legal Officer, and if to you at your most recent home address in the Company’s records.
Please acknowledge your acceptance of these terms and conditions by returning a signed copy of this Agreement at your earliest convenience. On behalf of the Board, we are very excited about your promotion to the position of President and CEO!
Very Truly yours,

/s/ Heidi Manna
Heidi Manna
Chief People Officer
I hereby accept these terms and conditions of employment as President and CEO of Jazz Pharmaceuticals:

Signature: /s/ Renee Gala	Date: 30 July 2025
Renee Gala

SCHEDULE A

Permitted Outside Activities

· Member, Board of Directors of DexCom, Inc.